February 27, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Elizabeth Besinger, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment Nos. 78 and 79

Dear Ms. Besinger:

Thank you for your telephonic comments on February 5, 2015 regarding the above-referenced post-effective amendments to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2014 and January 23, 2015, respectively. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(a) prior to our requesting acceleration of effectiveness on or about March 17, 2015.

Comment 1.            Cover page. In your subsequent filing, please update the prospectus and Statement of Additional Information (“SAI”) covers to show ticker symbols for the new fund. Please also update the Edgar database with said symbols.

Response 1.          We will update the prospectus and SAI covers in our upcoming filings. We will also update the Edgar database as soon as practicable.

Comment 2.         Page 1, Fees and Expenses. Prior to effectiveness, please provide a fully populated Fees and Expenses table and Example table so that the Staff may review.

Response 2.          Please see Appendix A to this response letter.

Comment 3.            Page 2, Principal Investment Strategies. Please revise disclosure to include a policy for the fund to invest at least 80% of its assets in securities related to Essential Resources, as suggested by the fund’s name. In the alternative, please supplementally explain why the 80% Rule policy would not apply to this fund.

Response 3.          We do not believe “Essential Resources” to be subject to the SEC’s 80% name rule, as the phrase “essential resources” is not descriptive of a particular type of investment. While the fund will invest across all market sectors in companies with a common theme of providing solutions to resource (water, food and energy) scarcity, it would not be accurate to state that the fund invests at least 80% in water, food and energy companies. This is one reason why we have not used the phrase “natural resources” in the fund’s name. The fund’s investments could include, for instance, Johnson Controls (in the consumer discretionary sector), a maker of energy-efficient building materials, and Gladstone Land Corp. (in the financials sector), a real estate company that invests in farmland, neither of which would be classified as your typical energy, water or food-related company. Further, with such a diverse mandate, we don’t believe that it

Securities distributed by VP Distributors, LLC

would be possible to test for compliance with an 80% test since the fund will not confine its investments to easily quantifiable categories. We have therefore made no changes in response to this item.

Comment 4.            Page 2, Principal Investment Strategies. Please revise the disclosure to comply with the Plain English rule, especially with reference to phrases such as “bottom-up fundamental analysis,” “rigorous fundamental analysis,” “financial metrics,” and “product value chain.”

Response 4.          We believe certain of the referenced phrases, such as “bottom-up fundamental analysis” and “financial metrics,” to be terms commonly used in the industry and understood by mutual fund investors, so we have not made changes to the usage of these phrases. We have, however, made other changes to clarify what was meant by the phrase “product value chain.”

Comment 5.         Page 21, Principal Risks. Please add risk disclosure specific to “essential resources,” such as for energy risks, conservation developments and commodity pricing.

Response 5.          As explained in our response to Comment 3, the fund will not be focusing its investments in companies that would call for such specific disclosure. We believe that with its diverse mandate, the fund will be subject to the normally disclosed risks of a global equity fund, which we have provided. We have therefore made no changes in response to this comment.

Comment 6.         Page 4, More Information About Fund Expenses. In the paragraph following the table, please clarify that recapture period is for three fiscal years following any waiver or reimbursement, rather than “fiscal period.”

Response 6.          We have made the requested change.

Comment 7.            Page 4, More Information About Fund Expenses. The Staff advises that recapture of previously reimbursed and/or waived expenses is permitted only if such recapture does not cause the fund to exceed the expense limit in effect at the time of the original waiver or reimbursement.

Response 7.          We have made the requested change.

Comment 8.            Page 6, Principal Investment Strategies. The Staff notes that this disclosure is substantially similar to the Item 4a disclosure appearing in the summary section of the prospectus. Per IM Guidance previously issued, Item 4a disclosure should be a summary of the Item 9 disclosure and therefore distinguishable from the Item 9 disclosure.

Response 8.          We have added some additional detail about the fund’s investment strategies to the Item 9 disclosure, thereby distinguishing it from the Item 4a disclosure in the summary section.

Comment 9.         Page 7, More Information About Risks Related to Principal Investment Strategies. Please add “New Fund Risk” disclosure to this section.

Response 9.          We have added the requested disclosure.

Comment 10.         Page 9, Management of the Fund. In the paragraph regarding disclosure of Board approval of advisory and subadvisory agreements, please correct the through date.

Response 10.         We have made the requested revision.

Comment 11.        Page 19, Your Account. In the last paragraph under “Step 1,” please revise disclosure to be more specific about timing for notification of rejection of purchase orders.

Response 11.        We have made the requested revision.

Comment 12.        SAI. Please update throughout to include information as of September 30, 2014.

Response 12.         All information in the SAI has been updated as required.

Comment 13.        SAI, Page 8, General Information and History. In the table showing each of the funds and its respective investment objective, please correct the typographical error in the investment objective column for the Essential Resources Fund.

Response 13.         We have made the requested change.

Comment 14.        SAI, Page 59, Reverse Repurchase Agreements. Please revise to indicate that reverse repurchase agreements constitute borrowing and add leverage risk disclosure.

Response 14.         We have made the requested changes.

Comment 15.        SAI, Page 59, Reverse Repurchase Agreements. Please revise the last paragraph to disclose the manner in which the segregated assets will be valued (i.e. notional).

Response 15.         We have added the requested disclosure.

Comment 16.        SAI, Page 71, Investment Limitations. The Staff notes that it would expect the Essential Resources Fund to be concentrated in certain industries or groups of industries. Please explain supplementally why the fund is not included in the exclusion to investment limitation #2.

Response 16.         As explained in our response to Comment 3, the fund’s theme of investing in issuers who are providing solutions to resource scarcity will allow investments across any industry and sectors. The fund is not expected to concentrate its investments in certain industries or groups of industries. We have therefore made no changes in response to this comment.

Comment 17.        SAI, Page 93, Independent Registered Public Accounting Firm. Please correct the spelling of “Philadelphia.”

Response 17.         We have made the requested change.

Comment 18.         SAI. Please provide Appendix B, Control Persons and Principal Holders of Securities.

Response 18.         We have included an updated Appendix B.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc: Ann Flood

Virtus Essential Resources Fund
Investment Objective
The fund has an investment objective of capital appreciation.
Fees and Expenses
The tables below illustrate the fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Mutual Funds. More information about these and other discounts is available from your financial advisor and under Sales Charges on page 214 of the funds prospectus and Alternative Purchase Arrangements on page 108 of the funds statement of additional information.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I
Management Fees	1.10%	1.10%	1.10%
Distribution and Shareholder Servicing (12b-1) fees	0.25%	1.00%	None
Other Expenses(b)	1.00%	1.00%	1.00%
Total Annual Fund Operating Expenses	2.35%	3.10%	2.10%
Less: Expense Reimbursement(c)	(0.70%)	(0.70%)	(0.70%)
Total Annual Fund Operating Expenses After Expense Reimbursement	1.65%	2.40%	1.40%

(a)
  The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)
  Estimated for current fiscal year, as annualized.
(c)
  The fund's investment adviser has contractually agreed to limit the fund's total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) so that such expenses do not exceed 1.65% for Class A Shares, 2.40% for Class C Shares and 1.40% for Class I Shares through January 31, 2017. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.
Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the funds operating expenses remain the same and that the expense reimbursement arrangement remains in place only for the period indicated. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held	$733	$1,203
Class C	Sold	$343	$891
	Held	$243	$891
Class I	Sold or Held	$143	$590

Portfolio Turnover
The fund pays transaction costs, such as commissions, when it buys and sells securities (or turns over its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the funds performance. As of the date of this prospectus, the fund has not commenced operations; therefore, portfolio turnover information for the fund is not shown here.
Virtus Essential Resources Fund1